UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

QUIXOTE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	36-2675371
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

35 East Wacker Drive, Chicago, IL	60601
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Preferred Share Purchase Right	The NASDAQ Stock Market, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.     ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.     ☐

Securities Act registration statement file number to which this form relates :	[N/A]

(If applicable)

Item 1 Description of Registrant’s Securities to be Registered.

          On March 16, 2009, the Board of Directors of Quixote Corporation (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.01 2/3 per share, of the Company (the “Common Stock”). The dividend is payable on March 26, 2009 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Junior Participating Preferred Stock, no par value, of the Company (the “Preferred Stock”) at a price of $20.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 16, 2009, as the same may be amended from time to time (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).

          The following summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission, dated March 17, 2009.

          Our Board of Directors adopted the Rights Agreement in an effort to protect stockholder value by attempting to deter acquisitions of our Common Stock that would potentially limit our ability to use our U.S. net operating loss, capital loss and tax credit carryovers (the “Tax Attributes”). As of December 31, 2008 the Company had U.S net operating losses of approximately $44 million and other Tax Attributes of approximately $22 million. If the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated by the United States Department of the Treasury thereunder (the “related Treasury regulations”), its ability to fully utilize the Tax Attributes on an annual basis will be substantially limited, and the timing of the usage of the Tax Attributes could be substantially delayed, which could therefore significantly impair the value of those assets.

          Under the Rights Agreement, from and after the record date of March 26, 2009, each share of Common Stock will carry with it a Right until the Distribution Date or earlier expiration of the Rights, as described below. In general terms, the Rights will work to impose a significant penalty upon any person or group which acquires 4.9% or more of the outstanding Common Stock after March 16, 2009, without the approval of our Board of Directors. Stockholders that own 4.9% or more of the outstanding Common Stock as of the close of business on March 16, 2009, will not trigger the Rights so long as they do not (i) acquire additional shares of Common Stock representing one-half of one percent (0.5%) or more of the shares of Common Stock then outstanding or (ii) fall under 4.9% ownership of Common Stock and then re-acquire shares that in the aggregate equal 4.9% or more of the Common Stock. Our Board of Directors may, in its sole discretion, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not jeopardize tax benefits or is otherwise in the Company’s best interests. The Rights Agreement is not expected to interfere with any merger or other business combination approved by our Board of Directors.

          From the record date of March 26, 2009, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, the Common Stock. New Rights will also accompany any new shares of Common Stock that the Company issues after March 26, 2009, until the Distribution Date or earlier expiration of the Rights.

          The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership, after March 16, 2009, of 4.9% or more of the outstanding Common Stock (or if already the beneficial owner of at least 4.9% of the outstanding Common Stock, by acquiring additional shares of Common Stock representing one-half of one percent (0.5%) or more of the shares of Common Stock then outstanding), unless exempted by our Board of Directors.

          The date when the Rights become exercisable is the “Distribution Date.” Until that date or earlier expiration of the Rights, the Common Stock certificates will also evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the Common Stock and be evidenced by Rights Certificates that the Company will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person are void and may not be exercised.

          The Rights will expire on the earliest to occur of: (i) the close of business on March 16, 2019, (ii) the repeal of Section 382 or any successor statute if our Board of Directors determines that the Rights Agreement is no longer necessary for the preservation of Tax Attributes, or (iii) the beginning of a taxable year of the Company to which our Board of Directors determines that no Tax Attributes may be carried forward (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended by our Board of Directors.

          The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

          The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

          Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

          Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

          If a person or group becomes an Acquiring Person, all holders of Rights (other than Rights beneficially owned by an Acquiring Person which will have become null and void) may, for payment of the Purchase Price, purchase shares of Common Stock with a market value of twice the Purchase Price, based on the market price of the Common Stock as of the acquisition that resulted in such person or group becoming an Acquiring Person.

          If a person or group becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction has a market value of two times the exercise price of the Right.

          At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, our Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which will have become null and void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right. After our Board of Directors determines to exchange the Rights, the Rights are no longer exercisable.

          At any time prior to the time an Acquiring Person becomes such, our Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as our Board of Directors shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as our Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. For so long as the Rights are then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          Notwithstanding the adoption of the Rights Agreement, there can be no assurance that we will be able to utilize the Tax Attributes in the future. In addition, the Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not accepted by our Board of Directors. The Rights should not interfere with any business combination approved by our Board of Directors since the Rights are redeemable at $0.01 per Right at any time until the date on which a person or group has become an Acquiring Person.

Item 2 Exhibits.

The following exhibits to this Registration Statement on Form 8-A are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

Exhibit Number	Exhibit Description

3.4

Certificate of Designation of Series C Junior Participating Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 17, 2009 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K dated March 17, 2009).

4.2

Rights Agreement, dated as of March 16, 2009, by and between the Company and Computershare Trust Company, N.A., which includes as Exhibit A, the Form of Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B, the Form of Rights Certificate, and as Exhibit C, the Summary of Rights to Purchase Shares of Preferred Stock of Lear Corporation (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K dated March 17, 2009).

99.1	Press Release, dated March 17, 2009 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated March 17, 2009).

SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Quixote Corporation

Date: March 17, 2009	By:	/s/ Daniel P. Gorey

		Name:	Daniel P. Gorey
		Title:	Executive Vice President, Chief Financial Officer and Treasurer